EXHIBIT 99.1

Quartz Intersects 102m of 2.22 g/t Au and 104 g/t Ag

Announces New Discovery at Prodigy on its Maestro Project, British Columbia

April 9, 2024 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz” or the “Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce an important new discovery at the Company’s Maestro property located 15km north of Houston, British Columbia (“BC”). Quartz has received assay results from its first two diamond drill holes (total 1,445m) completed in December 2023, at the Prodigy target at Maestro and the results support Quartz’s strategy of developing high value, high demand projects (see Table 1).

Diamond drill hole PR-23-02, the Company’s second hole at Prodigy intersected:

•	102 meters grading 2.22 g/t Au and 104 g/t Ag (3.49 g/t AuEQ[1], 270 g/t AgEQ)

•	Including 12 meters grading 1.23 g/t Au and 586 g/t Ag (8.01 g/t AuEQ, 752 g/t AgEQ)

•	And additionally 36 meters of 5.73 g/t Au and 87 g/t Ag (6.69 g/t AuEQ, 471 g/t AgEQ).

1 For details of the calculation of equivalents, see Footnotes to Tables page 7

The results represent the discovery of a substantial new Au-Ag system at Maestro, potentially related to the Lone Pine Mo-Cu porphyry deposit located approximately 1km south of the Prodigy discovery (see Figure 1 and Figure 2).

2023 Prodigy Drill Hole Results
Drill Hole	Incl.	From (m)	To (m)	Int. 1,2 (m)	AgEQ 3(a) (g/t)	AuEQ 3(b) (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	Mo (%)
PR-23-02		81.00	186.00	105.00	24	0.29	9	0.06	0.06	0.015
PR-23-02		228.00	282.00	54.00	64	0.86	16	0.59	0.04	0.016
PR-23-02		324.00	675.00	351.00	103	1.33	36	0.78	0.05	0.029
PR-23-02	Incl.	423.00	639.00	216.00	153	1.97	57	1.17	0.07	0.033
PR-23-02	And	537.00	639.00	102.00	270	3.49	104	2.22	0.09	0.029
PR-23-02	Incl.	537.00	549.00	12.00	752	8.01	586	1.23	0.61	0.060
PR-23-02	Incl.	603.00	639.00	36.00	471	6.69	87	5.73	0.05	0.013
PR-23-01		45.00	393.00	348.00	32	0.38	13	0.13	0.04	0.015
PR-23-01	Incl.	63.00	96.00	33.00	63	0.75	32	0.28	0.05	0.018
PR-23-01	Incl.	156.00	252.00	96.00	43	0.52	19	0.22	0.07	0.008
PR-23-01	Incl.	276.00	306.00	30.00	45	0.51	26	0.09	0.07	0.018

Table 1 – 2023 Prodigy drill hole assay results from drill holes PR-23-02 and PR-23-01.

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Bob Dickinson, Chairman of Quartz commented, “The results from our initial two drill holes surpassed our expectations, and early observations suggest there are multiple overlapping mineralizing events that occurred over a long period of time. Over my career, long-lived and multi-generational mineral systems are common factors that make mines globally, which is very encouraging to see at Maestro in these early days of the discovery. Projects like Maestro are vital to growing Canada’s clean, modern economy and porphyry deposits are the world’s most important sources of copper and molybdenum and major sources of gold and silver. And Maestro is located in British Columbia, a global leader in the development of socially and environmentally responsible resources. Combined with a positive market sentiment for commodities like gold, silver, copper and molybdenum, Maestro and Quartz are well-positioned to create significant value for shareholders. The Quartz team is committed to creating Canada’s next great mineral success story and these results validate our modern approach to developing assets that will be attractive to potential transaction partners,” concluded Dickinson.

A
B
BDQ-08-04
BDQ-08-05
PR-23-02
Hydrothermal Brecciation and Mineralization
Andesite (Main Host Rock)
Intrusive / Host Rock Interface
AgEQ g/t
0 - 10
10 - 50
50 - 100
100 - 150
> 150
Highlighted Composites
200 m
1.33 g/t AuEQ, 103 g/t AgEQ
(0.78 g/t Au, 36 g/t Ag, 0.029 % Mo)
over 351 metres
3.49 g/t AuEQ, 270 g/t AgEQ
(2.22 g/t Au, 104 g/t Ag, 0.029 % Mo)
over 102 metres
Historic BDQ-08-04:
0.73 g/t AuEQ, 56 g/t AgEQ
(0.43 g/t Au, 13 g/t Ag, 0.026 % Mo)
over 258 metres to EOH
8.01 g/t AuEQ, 752 g/t AgEQ
(1.23 g/t Au, 586 g/t Ag, 0.060 % Mo)
over 12 metres
6.69 g/t AuEQ, 471 g/t AgEQ
(5.73 g/t Au, 87 g/t Ag, 0.013 % Mo)
over 36 metres

Figure 1 – Cross section highlighting the Prodigy discovery in PR-23-02 (see Figure 2 for location of sectional trace.)

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Assay results from PR-23-02 and PR-23-01 combined with results from 10 historical core holes drilled in the period 2007-2011 at Prodigy by a past operator, Bard Ventures Ltd, within an area measuring 275 meters north-south by 400 meters east-west (see Figure 2, Prodigy Drill Hole Plan Map) indicate Quartz has discovered a high-grade Au-Ag lode, hosted within an extensive epithermal Au-Ag system (see Figure 3 and Figure 4).  The lode and the more disseminated precious metals, intersected by holes PR-23-01 and PR-23-02, are both hosted within a large and earlier deposited, Mo-Cu porphyry system. In addition to the exceptional results produced by PR-23-02, broad widths of near-surface mineralization were also demonstrated by hole PR-23-01, collared 230 m north-west of hole PR-23-02. This furthest-west hole on the Prodigy Target intersected 348 m of 32 g/t AgEQ (13 g/t Ag, 0.13 g/t Au and 0.015 % Mo) from 45 metres downhole.  Table 2 below lists results of 6 historical holes drilled at Prodigy that host precious metals.  Table 3 below lists the 4 eastern most historical holes drilled at Prodigy that host long intervals of porphyry Mo-Cu mineralization with only anomalous precious metals. The combined results indicate high potential for both bulk tonnage and underground high-grade mineralization.

Figure 2 - Plan view map of Prodigy highlighting the discovery in PR-23-02. PR-23-02 hosts the western-most intersection to date, and the zone remains open in several directions and at depth. Total depth, azimuth, and dip of PR-23-01 (633 m, 180°, -73°) and PR-23-02 (812.5 m, 280°, -70°).

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Figure 3 – Broad zone of quartz-ankerite-pyrite veining and locally semi-massive to massive pyrite +/-

chalcopyrite-tetrahedrite-molybdenite throughout a 36m zone of strong green sericite altered andesite at

603m – 639m downhole. Assays from this interval are 36m of 5.73 g/t Au, and 87 g/t Ag (6.69 g/t AuEQ, and 471 g/t AgEQ).

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5 cm
PR-23-02 at 545.8 m

Core sample from a 3m-interval grading 580 g/t Ag, 0.56 g/t Au, 0.073% Mo

5 cm
PR-23-02 at 604.1 m

Core sample from a 3m-interval grading 529 g/t Ag and 14.95 g/t Au

5 cm
PR-23-02 at 635.7 m

Core sample from a 3m-interval grading 46 g/t Ag and 7.96 g/t Au

Figure 4 – Mineralogical samples of select drill core from PR-23-02 where multiple overlapping mineral events are evident.

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Historical Prodigy Drill Hole Results
Drill Hole	Incl.	From (m)	To (m)	Int 1, 2 (m)	AgEQ 3(a) (g/t)	AuEQ 3(b) (g/t)	Ag (g/t)	Au (g/t)	Cu (%)	Mo (%)
BD-11-69		35.00	54.20	19.20	101	1.11	72	0.25	0.08	0.012
BD-11-69	Incl.	49.30	51.00	1.70	876	9.24	711	1.35	0.73	0.003
BD-11-69		134.10	205.20	71.10	239	2.54	185	0.35	0.22	0.025
BD-11-69	Incl.	136.10	185.30	49.20	330	3.49	264	0.48	0.30	0.011
BD-11-69	And	142.50	148.80	6.30	1752	18.18	1484	1.94	1.34	0.011
BD-11-69	Incl.	180.00	183.30	3.30	1082	11.09	921	0.60	1.17	0.007
BD-11-69		329.10	404.50	75.40	62	0.78	1	0.10	0.02	0.136
BD-11-69		445.80	450.80	5.00	84	1.14	16	0.75	0.03	0.041
BD-11-70		47.40	55.20	7.80	42	0.50	9	0.03	0.25	0.016
BD-11-70		114.50	399.70	285.20	34	0.41	4	0.02	0.09	0.053
BD-11-70	Incl.	173.80	338.50	164.70	33	0.40	4	0.02	0.11	0.043
BD-11-70	Incl.	195.50	196.10	0.60	398	4.46	202	0.48	1.57	0.012
BDQ-08-02		21.00	81.00	60.00	30	0.35	9	0.07	0.07	0.024
BDQ-08-02		197.00	403.00	206.00	72	0.79	46	0.10	0.07	0.035
BDQ-08-02	Incl.	197.00	213.00	16.00	668	7.04	551	1.09	0.37	0.023
BDQ-08-02	And	203.00	209.00	6.00	1616	16.98	1350	2.62	0.86	0.018
BDQ-08-03		9.00	352.70	343.70	38	0.46	13	0.13	0.06	0.030
BDQ-08-03	Incl.	9.00	167.00	158.00	49	0.56	25	0.11	0.08	0.022
BDQ-08-03	Incl.	67.00	167.00	100.00	60	0.68	35	0.16	0.07	0.021
BDQ-08-03	And	67.00	117.00	50.00	82	0.93	50	0.22	0.10	0.019
BDQ-08-03	And	79.00	101.00	22.00	142	1.57	95	0.34	0.19	0.016
BDQ-08-04		293.00	551.27	258.27	56	0.73	13	0.43	0.04	0.026
BDQ-08-04	Incl.	373.00	497.00	124.00	79	1.05	19	0.64	0.05	0.038
BDQ-08-04	And	373.00	463.00	90.00	89	1.18	23	0.71	0.06	0.037
BDQ-08-05		119.00	223.00	104.00	33	0.41	13	0.17	0.04	0.014
BDQ-08-05	Incl.	141.00	223.00	82.00	37	0.46	15	0.20	0.03	0.015
BDQ-08-05		275.00	325.00	50.00	42	0.54	15	0.30	0.04	0.012

Table 2 – Historical drill hole assay results at Prodigy drilled by a previous operator between 2007 and 2011. See Figure 2 for reference.

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Eastern Historical Drill Hole Results
Drill Hole	Incl.	From (m)	To (m)	Int. 1,2 (m)	CuEQ 3(c) (%)	Ag (g/t)	Au (g/t)	Cu (%)	Mo (%)
BD-07-02		158.00	300.80	142.80	0.29	2	0.01	0.05	0.057
BD-07-06		158.50	275.20	116.70	0.21	1	0.01	0.04	0.040
BD-11-68		41.20	353.10	311.90	0.34	2	N/A	0.07	0.067
BD-11-68	Incl.	100.10	317.40	217.30	0.37	2	N/A	0.08	0.072
BDQ-08-01		6.10	425.00	418.90	0.23	1	0.01	0.04	0.046
BDQ-08-01	Incl.	287.00	353.00	66.00	0.44	3	0.01	0.07	0.090

Table 3 – Historical drill hole assay results at Prodigy drilled by a previous operator between 2007 and 2011. See Figure 2 for reference. Precious metal abundance in drill holes increases westward, with the easternmost drill holes highlighted in Table 3 containing base metal mineralization but lacking precious metal mineralization. Note N/A means not assayed for Au.

Footnotes to Tables 1, 2, 3.

1)

Reported widths of mineralization are drill hole intervals or core lengths recovered. Insufficient data exists to permit the calculation of true width of the reported mineralized intervals. All assay intervals represent length-weighted averages.

2)	Some figures may not sum exactly due to rounding.
3)

Metal equivalent calculations use prices of: Cu US$4.00/lb., Au US$1800/oz., Ag US$22/oz. and Mo US$15/lb and conceptual recoveries of: Cu 82%, Au 80%, Ag 80%, and Mo 82%. There has been no metallurgical testing on Prodigy mineralization. The equivalencies for each metal are calculated as follows:

a)

Silver equivalent (AgEQ g/t) = Ag g/t + (Au g/t * (Au recovery /100) * (Au $ per oz./ Ag $ per oz.)) + (Cu % * (Cu recovery /100) * (Cu $ per lb. * 22.0462) / (Ag $ per oz. / 31.10348)) + (Mo % * (Mo recovery /100) * (Mo $ per lb. * 22.0462) / (Ag $ per oz. / 31.10348))

b)

Gold equivalent (AuEQ g/t) = Au g/t + (Ag g/t * (Ag recovery / 100) * (Ag $ per oz./ Au $ per oz.) + (Cu % * (Cu recovery / 100) * (Cu $ per lb. * 22.0462 /Au $ per oz. / 31.10348)) + (Mo % * (Mo recovery / 100) * (Mo $ per lb. * 22.0462 /Au $ per oz. / 31.10348))

c)

Copper equivalent (CuEQ%) = Cu % + (Mo % * Mo $ per lb./Cu $ per lb. * (Mo recovery / Cu recovery) + ((Au g/t* (Au recovery / Cu recovery) * (Au $ per oz./ 31.10348 / Cu $ per lb. * 22.0462)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz. / 31.10348 / Cu $ per lb. * 22.0462))

d)	Factors: 22.0462 = 1% of one tonne in lbs., 31.10348 grams per troy ounce

4)	The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are listed in Table 4.

Quality Assurance/Quality Control Program

Drilling by Quartz

Quartz drilled NQ size core in the 2023 drilling program at Prodigy. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the drilling were sent to ALS Canada Ltd., Langley, B.C., for preparation and were analyzed at ALS Canada Ltd., North Vancouver, B.C. Both are ISO/IEC 17025:2017 accredited facilities. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 48 elements including Ag, Mo and Cu by a four-acid digestion, multi-element ICP-MS package. Overlimits for Ag, Cu, Pb and Zn were analyzed by four-acid digestion and ICP-AES finish. For Au overlimits and additional Ag overlimits, a fire assay fusion and gravimetric finish were completed. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Quartz Mountain control samples were inserted in each analytical batch at the following rates: standards one in 40 regular samples, in-line replicates one in 40 regular samples and at least one coarse blank per analytical batch. The control sample results were then checked to ensure proper QAQC.

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Historical Drilling

Historical Prodigy core completed by Bard Ventures Ltd. was split using a hydraulic core splitter. Samples from 2007 and 2011 were analyzed at Acme Analytical in Vancouver, B.C. In 2007, core samples were split, and jaw crushed to 70% passing 10 mesh (2 mm). A 250 g riffle split was pulverized to 95% passing 150 mesh (100 microns). In 2011, core samples were crushed to 80% passing 10 mesh (2 mm) and a 250 g riffle split was pulverized to 85% passing 200 mesh (77 microns).

In both years, samples were analyzed by a four-acid digestion, multi-element ICP-ES package for 35 elements. For Mo overlimits (>4000 ppm), samples were analyzed by four-acid digestion and ICP-ES methods.

Historical assays from 2008 were analyzed at Eco Tech in Kamloops, B.C. Samples were crushed to 70% passing 10 mesh (2 mm), and a 250g sub-sample was pulverized to 95% passing a 150-mesh (109 micron) screen. Samples of 0.5 g were digested in 3 ml of a 3:1:2 (HCl:HNO3:H20) for 90 minutes in a water bath at 95 degrees Celsius, diluted to 10 ml with water and then analyzed by ICP-AES for 28 elements. For Mo over 4000 ppm, an aqua regia and ICP method was used.

For the 2007 program, no standards were submitted with the mainstream samples. The 2008 and 2011 programs inserted a standard or blank after every 20th sample.

Bard Ventures did not analyze all core samples for Au.  In 2023, 976 assay pulps were selected by Quartz from Bard Ventures’ drilling at Prodigy and elsewhere on the Maestro property and sent to ALS Canada Ltd. A 25 g sample was analyzed for super trace Au by aqua regia digestion and ICP-MS finish. For samples overrange, an aqua regia digestion and ICP-MS finish method was applied again. No external control samples were submitted.

The Qualified Person (“QP”) for the Company has not independently verified the historical analytical data disclosed within this news release. The Company has obtained all historical records including all analytical data from the previous operators and all laboratory assay certificates from reputable commercial assay laboratories for all drill holes disclosed within this news release. It is the Qualified Person’s opinion that sample preparation, security, analytical procedures used by reputable commercial assay laboratories, and Bard Venture’s QA/QC program conformed with industry standards at the time of analysis and is therefore considered reliable for informational and drill targeting purposes.

At this time Quartz does not plan to carry out further re-analysis on historical drill core at Prodigy due to the QP’s opinion stated herein and the historical drill cores limited relevance with respect to Quartz’s  strategy going forward to explore for gold, silver, copper and molybdenum resources.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

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About Maestro

The Maestro Project, located in central British Columbia, lies adjacent to Highway 16, 15km north of Houston and 50km south of Smithers, providing year-round road access to the project and nearby infrastructure including, road, rail, hydroelectricity, and natural gas. Covering 2,309 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit (see Quartz news release March 19th, 2024, and NI 43-101 Technical Report and Preliminary Economic Assessment, P&E Mining Consultants Inc., January 21st, 2011).

The historical exploration was centered on base metal porphyry mineralization.  The potential for precious metals in the surrounding area remains largely unexplored.

Since acquiring the property in 2021, Quartz has conducted comprehensive geochemical and geophysical surveys, including soil/silt sampling, induced polarization geophysics, airborne magnetic surveys, initial hyperspectral studies, detailed relogging of historical drill core and assaying for gold only, 976 pulp samples derived from historical assaying of numerous core holes located across the Maestro property. Results from Quartz’s first two drill holes at Prodigy indicate overlapping, multi-generation precious metal mineralization hosted within a Mo-Cu porphyry environment. Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson play a significant role at Prodigy. Mineralization remains open in multiple directions and at depth, promising significant further potential.

About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured public company headquartered in Vancouver, Canada.  Its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the Maestro Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Copper-Gold-Silver Property.  Both projects have access to infrastructure and high potential for important resources and significant future transactions.  The BC Government has awarded permits for 50 drill sites for each project.  First drilling at Maestro has discovered a high-grade gold-silver lode within extensive precious metal mineralization all hosted within a large porphyry Mo-Cu system.  Drilling at Jake is planned for summer 2024 with the goal of making another important discovery.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

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For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

Drill Hole Spatial Data - Prodigy
Zone	Hole	Year	E NAD83	N NAD83	Elev m	Length m	Incline(o)	Azimuth(o)
Prodigy	PR-23-01	2023	646200.00	6044300.00	842.00	633.00	-73	180
Prodigy	PR-23-02	2023	646390.00	6044175.00	839.00	812.50	-70	280
Prodigy	BD-07-02	2007	646408.00	6044315.00	853.00	506.40	-90	0
Prodigy	BD-07-06	2007	646497.00	6044224.00	863.00	473.20	-90	0
Prodigy	BDQ-08-01	2008	646502.00	6044219.00	863.00	425.80	-60	315
Prodigy	BDQ-08-02	2008	646316.00	6044284.00	853.00	531.60	-90	0
Prodigy	BDQ-08-03	2008	646226.00	6044301.00	849.00	481.60	-90	0
Prodigy	BDQ-08-04	2008	646248.00	6044200.00	840.00	551.30	-90	0
Prodigy	BDQ-08-05	2008	646330.00	6044170.00	841.00	486.50	-90	0
Prodigy	BD-11-68	2011	646360.00	6044362.00	858.00	590.40	-90	0
Prodigy	BD-11-69	2011	646235.00	6044245.00	836.00	602.59	-90	0
Prodigy	BD-11-70	2011	646215.00	6044349.00	852.00	470.55	-90	0

Table 4 – Spatial data from all diamond drill holes at Prodigy completed by a previous operator from 2007 to 2011 and

 Quartz in 2023.

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